UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

             PS PARTNERS VI, LTD., A CALIFORNIA LIMITED PARTNERSHIP
             ------------------------------------------------------
                                (Name of Issuer)

                      Units of Limited Partnership Interest
                  ---------------------------------------------
                         (Title of Class of Securities)

                                      NONE
                                 (CUSIP Number)

      David Goldberg, 701 Western Avenue, Glendale, California 91201-2397,
                             818/244-8080, ext. 529
      --------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 12, 2002
         ---------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. N/A

1        Name of Reporting Person
         I.R.S. Identification No. of Above Person (Entities Only)

                  Public Storage, Inc.

2        Check the Appropriate Box if a Member of a Group*

                                     a. [ ]
                                     b. [ ]

3        SEC Use Only

4        Source of Funds*
                  WC, OO

5        Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)    [ ]

6        Citizenship or Place of Organization
                  California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

                  7        Sole Voting Power
                           94,698

                  8        Shared Voting Power
                           N/A

                  9        Sole Dispositive Power
                           94,698

                  10       Shared Dipositive Power
                           N/A

11       Aggregate Amount Beneficially owned by Each Reporting Person
                  94,698

12       Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares*  [ ]

13       Percent of Class Represented by Amount in Row (11)
                  63.3%

14       Type of Reporting Person*
                  CO

         The Statement on Schedule 13D dated July 12, 1995, as previously amended, is amended by this Amendment No. 4 as set forth below.

Item 4.  Purpose of Transaction
         ----------------------

         Item 4 of the Schedule 13D is supplemented as follows:

         Public Storage, Inc. ("PSI") and the Issuer have entered into an Agreement and Plan of Reorganization by and among PSI, PS Partners VI Merger Co., Inc. and the Issuer, dated as of April 12, 2002 (the "Agreement and Plan of Reorganization"). Under the Agreement and Plan of Reorganization, each of the Units held by the public limited partners will be converted into the right to receive a value of $546 in PSI common stock or, at the limited partner's election, in cash. The Agreement and Plan of Reorganization is referenced under
Item 7, Exhibit 1 and is incorporated herein by this reference.

Item 5   Interest in Securities of the Issuer
         ------------------------------------

         Item 5 of the Schedule 13D is supplemented as follows:

         As of April 12, 2002, PSI owned 94,968 Units, which constituted approximately 63.3% of the total number of Units outstanding of 150,000.

         PSI has the sole power to vote and the sole power to dispose of the 94,968 Units owned by it. These 94,968 Units are held of record by SEI Arlington Acquisition Corporation, a wholly-owned subsidiary of PSI.

Item 7   Material to be Filed as Exhibits
         --------------------------------

         Exhibit 1 - Agreement and Plan or Reorganization by and among PSI, PS Partners VI Merger Co., Inc. and the Issuer dated as of April 12, 2002 (incorporated by reference from Exhibit 2 to the Issuer's Current Report on Form 8-K dated April 12, 2002).

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   April 24, 2002                      PUBLIC STORAGE, INC.

                                             By: /S/ David Goldberg
                                                 ------------------
                                                 David Goldberg
                                                 Vice President